July 30, 2025

Rafael Lizardi
Chief Financial Officer
Texas Instruments Inc
12500 TI Boulevard
Dallas, TX 75243

        Re: Texas Instruments Inc
            Form 10-K for the Fiscal Year Ended December 31, 2024
            File No. 001-03761
Dear Rafael Lizardi:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing